UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 1st, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (February 5, 2024).

Exhibit 99.2	TotalEnergies and ONGC in India Join Forces to Detect and Measure Methane Emissions (February 6, 2024).

Exhibit 99.3	TotalEnergies and Vantage enter into a 75/25 joint venture owning the Tungsten Explorer drillship (February 6, 2024).

Exhibit 99.4	Nigeria: Production commences at the Akpo West field (February 7, 2024).

Exhibit 99.5	Indicative dates for 2024 and 2025 dividends (February 7, 2024).

Exhibit 99.6	Disclosure of Transactions in Own Shares (February 12, 2024).

Exhibit 99.7	Cyprus: TotalEnergies Announces Positive Appraisal of the Cronos Gas Discovery in Block 6 (February 15, 2024).

Exhibit 99.8	Capital increase reserved for employees of TotalEnergies in 2024 (February 16, 2024).

Exhibit 99.9	UAE – France High-Level Business Council 2nd Plenary meeting in Paris (February 19, 2024).

Exhibit 99.10	Disclosure of Transactions in Own Shares (February 19, 2024).

Exhibit 99.11	Airbus and TotalEnergies Sign a Strategic Partnership in Sustainable Aviation Fuels (February 21, 2024).

Exhibit 99.12	TotalEnergies, the Automobile Club de l'Ouest and Le Mans Endurance Management Extend Their Partnership to 2028 (February 22, 2024).

Exhibit 99.13	Disclosure of Transactions in Own Shares (February 26, 2024).

Exhibit 99.14	TotalEnergies unlocks the potential of generative artificial intelligence for its employees (February 27, 2024).

Exhibit 99.15	Singapore: TotalEnergies to Supply Sembcorp with 0.8 Mtpa of LNG for 16 Years XX (February 29, 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: March 1st, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer